Reed Smith LLP 599 Lexington Avenue New York, NY 10022-7650 +1 212 521 5400 Fax +1 212 521 5450 reedsmith.com

October 31, 2024

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Mergers and Acquisitions 100 F Street, N.W. Washington, D.C. 20549 Attention: Blake Grady, Special Counsel

Re:	Compagnie Maritime Belge NV

Tender Offer Statement on Schedule TO filed on October 23, 2024

File No. 005-89253

Dear Mr. Grady:

On behalf of Compagnie Maritime Belge NV (“CMB”), we submit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 29, 2024, regarding CMB’s Tender Offer Statement on Schedule TO filed by CMB with the Commission on October 23, 2024 (the “Schedule TO”) in connection with the CMB’s offer to purchase all outstanding shares, no par value (“Shares”), of CMB.TECH NV (the “Company”) beneficially owned by U.S. holders (the “U.S. Offer” and together with the concurrent reopening of CMB’s mandatory bid in Belgium, the “Offers”). For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed such comment with CMB’s response.

Schedule TO-T filed October 23, 2024

General

1.

Rule 14e-1(b) requires a tender offer to remain open for at least ten U.S. business days after a change in price. We note your disclosure that “the Offeror is offering to pay $12.66 for each Ordinary Share … reduced on a dollar-for-dollar basis by the gross amount of any distributions by the Company to its shareholders … with a payment date falling after the date of this Offer to Purchase and before the settlement date of the Offers.” It appears from this statement that the offer price could change after expiration but before settlement of the Offers. Please explain how this offer structure is consistent with your obligations under Rule 14e-1(b), Item 4 of Schedule TO and Item 1004 of Regulation M-A.

ABU DHABI ◆ ATHENS ◆ AUSTIN ◆ BEIJING ◆ BRUSSELS ◆ CENTURY CITY ◆ CHICAGO ◆ DALLAS ◆ DUBAI ◆ FRANKFURT ◆ HONG KONG

HOUSTON ◆ KAZAKHSTAN ◆ LONDON ◆ LOS ANGELES ◆ MIAMI ◆ MUNICH ◆ NEW YORK ◆ PARIS ◆ PHILADELPHIA ◆ PITTSBURGH ◆ PRINCETON RICHMOND ◆ SAN FRANCISCO ◆ SHANGHAI ◆ SILICON VALLEY ◆ SINGAPORE ◆ TYSONS ◆ WASHINGTON, D.C. ◆ WILMINGTON

U.S. Securities and Exchange Commission October 31, 2024 Page 2

CMB advises the Staff that the period between the expiration of the acceptance period (the “Expiration Date”) and the settlement date of the Offers is too short for the Company’s Supervisory Board to declare a dividend with a payment date prior to the settlement date. As disclosed in the Offer to Purchase, the Offers expire on November 21, 2024, and the settlement date for any Shares tendered in the Offers is scheduled for November 27, 2024 (four business days after the Expiration Date). Under the rules of the New York Stock Exchange (the “NYSE”), the U.S. exchange on which the Shares are listed, the Company is required to notify the NYSE of a dividend at least ten days in advance of the record date. We have been advised by CMB’s Belgian counsel that for settlement purposes in respect of a dividend payment by a company with shares listed on Euronext Brussels, there should always be at least three trading days between the communication of a dividend to the exchange, and the payment date; and that in practice, the period between such communication and the payment date is longer.

If the Company’s Supervisory Board were to declare a dividend or other distribution to be paid before the settlement date, the declaration would need to occur prior to the Expiration Date. In that case, CMB would provide notice of the decrease in the Offer Price resulting from the payment of the dividend prior to the Expiration Date, and would extend the acceptance period of the Offers by at least ten business days as required by Rule 14e-1(b). We have been advised by CMB that the Company does not intend to declare a dividend or other distribution at any time prior to the settlement date of the Offers.

CMB notes the disclosure in the Offer to Purchase in “Questions & Answers about the Offers – Can the Offers be extended and under what circumstances?” on page 8 of the Offer to Purchase and under the heading “Terms of the U.S. Offer – General” on page 15 of the Offer to Purchase, pursuant to which CMB has undertaken to extend the Offers in the case of a material change to the terms of the U.S. Offer to comply with, among other things, Rule 14e-1, which would include any reduction in the Offer Price of $12.66, and also includes disclosure about making a related public announcement of the extension.

Based on the foregoing, the Company believes that the structure of the Offers is consistent with its obligations under Rule 14e-1(b), Item 4 of Schedule TO and Item 1004 of Regulation M-A as disclosed in the Offer to Purchase.

Please do not hesitate to contact me at (212) 549-0397 (email: rlustrin@reedsmith.com) or my colleague, Danielle Carbone, Esq., at (212) 549-0229 (email: dcarbone@reedsmith.com) with any questions regarding this matter.

Sincerely,

/s/Robert Lustrin

Robert Lustrin

cc:	Ludovic Saverys (Compagnie Maritime Belge NV)

Nico Goossens (Argo Law BV)